Exhibit 99.1

Safe Bulkers Announces that its Manager

Receives 2009 Cyprus Shipping Industry Award

Athens, Greece – October 6, 2009 – Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine dry bulk transportation services, announced today that its Manager, Safety Management Overseas S.A. (the " Manager"), was awarded a 2009 Cyprus Shipping Industry Award from the Department of Merchant Shipping of the Republic of Cyprus.

The award was bestowed on September 27, 2009 during the Maritime Cyprus 2009 Conference held in Limassol, Cyprus.

Polys Hajioannou, Chairman of the Board of Directors and Chief Executive Officer, of the Company said: “We are very proud for this recognition of our Manager for their ongoing commitment to the industry and would like to congratulate its personnel. Our strategy has always been to maintain a high level of operating excellence. Safety, operational and maintenance standards are set at very high levels, which together with the age of our fleet ensure our fleet's smooth operations and low risks for our crews, vessels and the environment.”

The Cyprus Maritime Awards are given by the Cyprus Department of Merchant Shipping to recognize services that have contributed to the development, improvement, advancement and promotion of the Cyprus merchant shipping industry.  The Cyprus Shipping Industry Award is bestowed on companies which have shown continuous and outstanding contribution in the qualitative improvement of the Cyprus merchant fleet, establishing Cyprus as a shipping centre, the development of the Cyprus economy and the training and employment of Cypriot seafarers.

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly grain, iron ore and coal, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company's common stock is listed on the New York Stock Exchange , where it trades under the symbol “SB”. The Company’s fleet consists of 14 drybulk vessels, all built post-2003, and the Company has contracted to acquire additional drybulk newbuild vessels to be delivered at various times beginning in 2010 through 2011.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the of the Securities Exchange Act of 1933, as amended, and in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates, risks associated with operations outside the United States and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President
Safe Bulkers, Inc.

Athens, Greece

Tel.: +30 (210) 899-4980

Fax: +30 (210) 895-4159

E-Mail: directors@safebulkers.com

Investor Relations / Media Contact:

Ramnique Grewal

Vice President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax:  (212) 661-7526

E-Mail: safebulkers@capitallink.com